[Munger, Tolles & Olson LLP Letterhead]

July 20, 2007

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Internet Brands, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of Internet Brands, Inc. (the "Company"), pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are transmitting in electronic format for filing a Registration Statement on Form S-1 covering a securities offering of shares of the Company's Class A common stock, par value $0.001 per share, in connection with the Company's proposed initial public offering.

        Please note that a fee payable to the Securities and Exchange Commission (the "Commission") in the amount of $3,070.00 in payment of registration fees has been wired to the Commission's account pursuant to Section 13(c) of Regulation S-T.

        If you have any questions regarding this transmittal, please contact Robert Knauss at (213) 683-9137 or the undersigned at (213) 683-9144.

Very truly yours,

/s/ MARK H. KIM Mark H. Kim, Esq. of MUNGER, TOLLES & OLSON LLP

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